SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-9
                            -------------------------


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              3-D GEOPHYSICAL, INC.
                            (Name of Subject Company)


                              3-D GEOPHYSICAL, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    88553V107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                  JOEL FRIEDMAN
                                    CHAIRMAN
                              3-D GEOPHYSICAL, INC.
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 317-1234

                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the person(s) filing statement)

                            -------------------------

         This Amendment No. 2 amends and supplements the information set forth in the Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9, as amended (the "Schedule 14D-9") filed by 3-D Geophysical, Inc. (the "Company") on March 13, 1998 with respect to a tender offer by WAI Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Western Atlas Inc., a Delaware corporation ("Western"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 13, 1998, to purchase all outstanding Shares at a purchase price of $9.65 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated March 13, 1998 and pursuant to the Agreement and Plan of Merger dated as of March 8, 1998, among Western, Purchaser and the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

         The Company issued a press release on March 25, 1998 with respect to its earnings for the quarter and year ended December 31, 1997. A copy of such press release is attached hereto as Exhibit (c)(14) and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented by adding thereto the following:



EXHIBIT NO.          DESCRIPTION
-----------          -----------

(c)(14) Press Release issued by the Company on March 25, 1998 with respect to fourth quarter earnings.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 1998

                                            3-D GEOPHYSICAL, INC.


                                            By:   /s/ Joel Friedman
                                                  -----------------
                                                  Name: Joel Friedman
                                                  Title:  Chairman

                                  EXHIBIT INDEX


EXHIBIT NO.          DESCRIPTION
-----------          -----------



(c)(14) Press Release issued by the Company on March 25, 1998 with respect to fourth quarter earnings.

                                                                 Exhibit (c)(14)

3-D Geophysical Inc. Announces Results for Three
Months and Twelve Months Ended December 31, 1997


LITTLETON, Colo.--March 25, 1998--3-D Geophysical, Inc. (NASDAQ:TDGO) today announced results of operations for the three and twelve months ended December 31, 1997.

The Company's net revenues increased to $31.4 million for the three months ended December 31, 1997 from $15.6 million for the three months ended December 31, 1996. Net income increased to $247,000 for the three months ended December 31, 1997 from a net loss of $1.2 million for the three months ended December 31, 1996. Earnings per share was $.02 for the three months ended December 31, 1997 compared to ($.15) for the three months ended December 31, 1996.

For the year ended December 31, 1997, the Company's net sales increased to $101.0 million from $51.8 million in the prior year. Net income after extraordinary items decreased to $.1 million or $.01 per basic share from $.9 million or $.12 per basic share for 1996.

Revenues increased by $15.8 million in the fourth quarter of 1997 compared to the fourth quarter of 1996 primarily due to the inclusion of $3.4 million in revenues for the Company's operations in Canada which were acquired in January 1997, an $8.9 million increase in revenues in Mexico where the Company worked on three projects during the 1997 quarter and $1.5 million in the U.S. due to increased activity in Texas and Alaska.

Gross profit as a percent of net revenues (gross profit equals net revenues minus cost of data acquisition) was 22.4% in the fourth quarter of 1997 compared to 13.7% in the fourth quarter of 1996. Excluding the impact of a $740,000 charge in the fourth quarter of 1996 which resulted from the cancellation of a large contract in Peru, gross profit was 18.4% in the fourth quarter of 1996. This increase was primarily due to improved performance in Mexico.

For the year ended December 31, 1997, the Company's net revenues increased by $49.2 million to $101.0 million. The increase was primarily due to the inclusion of $11.9 million in revenues for the Company's operations in Canada, an increase of $12.5 million in Latin America due to additional contracts and an increase of $24.8 million in the U.S. from growth in seismic activity.

Gross profit as a percent of net revenues was 20.8% for the year ended December 31, 1997 compared to 22.6% for the year ended December 31, 1996. Excluding the impact of the Peruvian contract cancellation in 1996, gross profit was 24.1% for the year ended December 31, 1996. The decrease was primarily due to lower margins than anticipated in Alaska and in the Rocky Mountain region.

At March 16, 1998, the Company's backlog was approximately $80.3 million, including approximately $56.3 million that is expected to be completed in 1998; however, these commitments are subject to cancellation at the option of the Company's customers, on short notice and generally without penalty. Of this backlog expected to be completed during 1998, $32.2 million relate to services to be performed in the U.S., $22.3 million to Latin America and $1.8 million to Canada.

Headquartered in Littleton, Colorado, 3-D Geophysical is a leading provider of land-based seismic data acquisition services in the United States, Canada and Latin America.

On March 8, 1998, the Company entered into a definitive Agreement and Plan of Merger with Western Atlas Inc. and WAI Acquisition Corp., a wholly-owned subsidiary of Western, pursuant to which the Company will be come a wholly-owned subsidiary of Western. Pursuant to the agreement, which was unanimously approved by the Company's Board of Directors, Western Atlas, through WAI Acquisition, has commenced a tender offer for all outstanding shares of 3-D common stock at a purchase price of $9.65 per share in cash. The tender offer is subject to the satisfaction of a number of customary conditions including among others, expiration of the applicable waiting periods under the Hart-Scott Rodino Antitrust Improvements Act.

This press release  includes  forward-looking  statements  within the meaning of
Section  21E of the  Securities  Exchange  Act of  1934.  These  forward-looking statements reflect numerous assumptions, involve a number of risks and uncertainties, and actual results may vary materially. Among the factors that could cause actual results to differ materially are: a failure to consummate the tender offer and merger transaction with Western Atlas Inc; unanticipated adverse weather conditions; the level of activity in the oil and gas industry; inflationary trends; interest and exchange rates, and the other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                              3-D Geophysical, Inc.
                Condensed Consolidated Statements of Operations
                                  (Unaudited)
                       in thousands (except share amounts)


                             For the Three         For the Twelve
                              Months ended          Months ended
                               December 31           December 31
                           1997        1996       1997        1996
                           ----        ----       ----        ----

Net revenues               31,447     15,603     101,016     51,754

Expenses
  Cost of data
   acquisition             24,406     13,469      80,029     40,032
  Depreciation and
   amortization             2,586      1,318       9,868      4,106
  General and
   administrative
   expenses                 2,645      2,095       9,470      6,002
  Total operating
   expenses                29,637     16,882      99,367     50,140

Operating income            1,810     (1,279)      1,649      1,614

Other income
 (expenses):
 Interest income              111         92         611        461
 Interest expense            (775)      (353)     (1,836)    (1,021)
 Foreign currency
  losses                     (289)       (98)        (68)       (91)
 Miscellaneous               (118)       268         344        336
Total other income
 (expense)                 (1,071)       (91)       (949)      (315)

Income before provision
 for income taxes
 and extraordinary
 items                        739     (1,370)        700      1,299

Provision (benefit)
 for income taxes             353       (175)        420        470

Income (loss) before
 extraordinary items          386     (1,195)        280        829

Extraordinary item,
 net of tax benefit
 of $85 and tax
 expense of $36              (139)         -        (139)        57

Net income (loss)             247     (1,195)        141        886

Income (loss) per
 share before
 extraordinary item
   Basic                     0.03      (0.15)       0.02       0.12
   Dilutive                  0.03      (0.15)       0.02       0.11

Extraordinary item
 per share, net of tax
 benefit of 0.01 and
 tax expense of 0.00
  Basic                     (0.01)         -       (0.01)      0.01
  Dilutive                  (0.01)         -       (0.01)      0.01

Net earnings (loss)
 per share
  Basic                      0.02      (0.15)       0.01       0.12
  Dilutive                   0.02      (0.15)       0.01       0.12

Weighted average
 common shares
 outstanding
  Basic                    11,917      7,904      11,917      7,097
  Dilutive                 11,978      8,031      11,978      7,224



    CONTACT:  3-D Geophysical, Inc.
             Ronald L. Koons, CFO
            (303) 645-0549